UHB 3-8-04

AM 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04015980

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2004
WASH, D.C. 161 SECTION

SEC FILE NUMBER
8- 12077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES I BLACK & COMPANY 07-001249-D

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JESS G TUCKER 813-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA'S PA
(Name – *if individual, state last, first, middle name*)

102 W WHITING ST STE 201 (Address) TAMPA (City) FL (State) 33602-5114 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES I BLACK, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I BLACK & COMPANY, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JESS G. TUCKER
Notary Public, State of Florida
My comm. exp. Jan. 27, 2006
Comm. No. DD 086983

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. STATEMENT OF CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2003

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2003

	Page
Independent Auditor's Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Financial Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	13

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2003 and 2002, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 19, 2004

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 88,658	$ 78,704
Deposits with clearing organizations	20,435	40,251
Receivables:		
Brokers-dealers and clearing organizations	5,989	2,584
Brokerage customers	2,450,862	4,400,684
Securities, at market value	9,372	9,447
Refundable income taxes	3,677	6,074
Exchange memberships, at cost (approximate market value $15,000 in 2003 and $30,000 in 2002)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $94,422 and $74,983, respectively	77,469	35,586
	$ 2,661,462	$ 4,578,330
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ 659,000	$ 2,496,000
Payables:		
Brokers-dealers and clearing organizations	13,527	121,547
Brokerage customers	983,792	1,009,640
Accounts payable and accrued expenses	34,937	17,189
Long-term note payable	43,262	-0-
Total Liabilities	1,734,518	3,644,376
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	851,944	858,954
Total Stockholders' Equity	926,944	933,954
	$ 2,661,462	$ 4,578,330

See Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2003	2002
REVENUES		
Commissions	$ 1,435,643	$ 1,368,904
Interest	240,250	214,451
Other	9,459	15,093
	1,685,352	1,598,448
EXPENSES		
Employee compensation and benefits	1,035,288	1,002,733
Interest	44,112	50,240
Floor brokerage, exchange and clearance fees	105,564	106,260
Communications and data processing	235,103	228,414
Occupancy	157,191	159,251
Other	112,257	58,417
	1,689,515	1,605,315
INCOME (LOSS) BEFORE INCOME TAXES	(4,163)	(6,867)
Provision for income taxes	2,847	761
NET INCOME (LOSS)	$(7,010)	$(7,628)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 50,000	$ 25,000	$ 866,582	$ 941,582
Net income (loss)			(7,628)	(7,628)
Balance at December 31, 2002	$ 50,000	$ 25,000	$ 858,954	$ 933,954
Net income (loss)			(7,010)	(7,010)
Balance at December 31, 2003	$ 50,000	$ 25,000	$ 851,944	$ 926,944

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(7,010)	$(7,628)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	20,340	20,078
Gain on disposal of assets	-0-	(6,001)
(Increase) decrease in operating assets:		
Deposits with clearing organizations	19,816	(1,707)
Receivables:		
Brokers-dealers and clearing organizations	(3,405)	11,160
Brokerage customers	1,949,822	(1,366,742)
Securities	75	16,800
Refundable income taxes	2,397	(3,956)
Increase (decrease) in operating liabilities:		
Short-term bank loans	(1,837,000)	1,326,000
Payables:		
Brokers-dealers and clearing organizations	(108,020)	53,576
Brokerage customers	(25,848)	30,262
Accounts payable and accrued expenses	17,748	(32,292)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	28,915	39,550
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(62,223)	(13,660)
Proceeds from sale of equipment	-0-	9,000
NET CASH USED BY INVESTING ACTIVITIES	(62,223)	(4,660)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term note payable	44,390	-0-
Principal payments on capital lease obligation	-0-	(1,614)
Principal payments on long-term note payable	(1,128)	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	43,262	(1,614)
NET INCREASE IN CASH	9,954	33,276
CASH AT BEGINNING OF YEAR	78,704	45,428
CASH AT END OF YEAR	$ 88,658	$ 78,704
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 47,974	$ 49,812
Income tax paid	$ 450	$ 4,717

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using the declining-balance method over the estimated useful lives of the assets, ranging from three to seven years. Depreciation includes the amortization of capital equipment lease.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $7,255 and $6,759 for the years ended December 31, 2003 and 2002, respectively.

NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $3,000,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (3% at December 31, 2003). As of December 31, 2003 and 2002, the bank loan balances of $659,000 and $2,496,000, respectively, were collateralized by margin customer securities of $1,967,035 and $4,256,962, respectively.

NOTE D -- LONG-TERM NOTE PAYABLE

Note Payable to GMAC Finance is an installment note dated October 23, 2003, in the original amount of $44,390. The Note is secured by a vehicle with a net carrying value of $50,298 and is payable in 72 monthly payments of $674 including interest at 3%.

Maturities of long-term debt are as follows:

2004	$ 6,890
2005	7,099
2006	7,315
2007	7,538
2008	7,767
Thereafter	6,653
	$43,262

NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

	2003	2002
Current		
Federal	$ 2,261	$ 761
State	586	-0-
	$ 2,847	$ 761

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2003	2002
Provision (benefit) expected based on statutory rates	$(819)	$(1,351)
Effect of non-deductible items, net	3,666	2,112
	$ 2,847	$ 761

NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2003, the Company had net capital of $803,942 and net capital requirements of $250,000, resulting in $553,942 capital in excess of the minimum required.

NOTE G -- PROFIT SHARING PLAN

The Company has a noncontributory profit-sharing plan, which covers substantially all full-time employees. The Board of Directors annually determines the amount contributed. For the years ended December 31, 2003 and 2002, company contributions were $-0-.

NOTE H -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2003 and 2002, nor were there any increases or decreases in such liabilities during the respective years then ended.

NOTE J -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. However, there were no concentration risks as of December 31, 2003 and 2002.

NOTE K -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from an entity owned by two of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2003 and 2002, were $60,000 and $65,000, respectively.

NOTE L -- COMMITMENTS

The Company has entered into non-cancelable equipment leases and future minimum rentals are as follows:

December 31	Amount
2004	11,310
2005	7,539
2006	6,282
	$ 25,131

Annual equipment rental expenses included in occupancy and equipment expenses for the years ended December 31, 2003 and 2002 were $20,349 and $26,201, respectively.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2003

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2003

Stockholders' equity		$ 926,944
Deductions and charges		
Non-allowable assets		
Exchange memberships	5,000	
Furniture and equipment	77,469	
Refundable income tax deposits	3,677	
Unsecured accounts	34,044	
		120,190
Net capital before haircuts on security position		806,754
Less:		
Haircuts on security positions		2,812
Net capital		$ 803,942
Aggregate indebtedness		$ 1,734,518
Minimum net capital required		$ 250,000
Excess net capital		$ 553,942
Excess net capital at 1000%		$ 630,490
Ratio: Aggregate indebtedness to net capital	2.16 to 1	

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of
December 31, 2003)

Net capital as reported in Company's Part II (unaudited Focus report)	$ 889,468
Adjustment to clearance expenses, and other operating Expenses and revenues, net	(42,264)
Adjustment to equipment purchase and related long-term debt, net	(43,262)
Net capital per above	$ 803,942

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2003

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 983,792
Monies borrowed, collateralized by securities carried for the accounts of customers	659,000
Customers' securities failed to receive (including balances in continuous net settlement accounts)	13,527
Total credit items	1,656,319
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	2,350,026
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	595
Total debit items	2,350,621
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 694,302
Required deposit	NONE
RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2003)	
Excess as reported in Company's Part II (unaudited Focus report)	$ 698,909
Change in settlement accounts and unsecured accounts, net	(4,607)
Excess per this computation	$ 694,302

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2003

	Market Value	Number of Items
1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2003 but for which instructions to reduce possession or control had been issued as of December 31, 2003, but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2003

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

REPORT ON INTERNAL ACCOUNTING CONTROL

AND

CLIENT ADVISORY COMMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2003

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

February 19, 2004

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by James I. Black & Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO

COMMENTS AND OBSERVATIONS

I. Accounting and Reconciliation Procedures

The Company should be commended for their enhanced compare and reconciliation procedures implemented in 2003. Also, it should be noted that the Company made improvements in recording expenses on a consistent basis. However, it is suggested that the Company further expand its chart of accounts in order to facilitate expenditure categorization for tax return purposes.

II. Business Continuity

It is suggested that the Company develop a business continuity plan to be followed in the event of an emergency. In order to minimize any potential business disruption, the plan should be reviewed and updated based upon changes in business operations.

III. Dividend Consideration

As a result of recent tax legislation, consideration should be given to declaring a dividend to shareholders in order to take advantage of the 15% tax rate.